Champions of Diversity: Virtual Career Fair


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recruitment advertising agency that specializes in providing online recruitment applications, customized recruitment event hosting and social media recruitment advertising solutions.

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About this Campaign:

Champions of Diversity

Deal Highlights

- Revenues of $424K (2018) & $337K (2017)
- Hosted over 100 career fairs since 2017
- Full scale video & media production
- Disrupting a $12B Industry
- Previously raised $500K in capital



Mission + Vision



Champions of Diversity's mission is to use innovative recruitment advertising and social media to eliminate geographical, racial, social, economic, religious, sexual & physical barriers, so that diverse qualified job seekers can connect with employers.

Our Story

Champions of Diversity began as an interactive recruitment ad agency. We've specialized in providing online recruitment applications & customized event hosting and social media technologies.



1M registered job seekers
600 institutional clients including:

Online Virtual Career Fairs

We launched in 2017 as a recruitment app development company. We began providing recruitment agency services to corporations & government agencies, setting up partnerships with colleges, universities and various media networks. Since then, we've hosted hundreds of career fair events with a focus on workforce diversity under the brands:

- Career Town Network Virtual Career Fairs
- Champions of Diversity On-Air Job Fairs

The Problem

On-site career fairs & job boards

Time Intensive

Costly

Impersonal

Travel





CAREERTOWN
WELCOME
HOST AN EVENT
EVENT CALENDAR
HOW IT WORKS
JOB SEEKERS
DEMO
HOST A VIRTUAL CAREER FAIR EVENT
Career Town's Virtual Career Fair Event Platform
Allows you to host Private or Public events.
You Run the Show.
As an Event Manager you can create events on-demand. Our process is simple, efficient, and offers a personal touch with a unique focus on hiring – all while helping to reduce the cost of recruiting.
Create Private or Public Events On-Demand
Brand your event booth
Candidate matching
Chat with multiple candidates at once
Post event reporting
Create an Account
Create Your Event
Market Your Event
Event Day
HOME
ABOUT
COD AWARDS
EVENTS
CONTACT
CAREER FAIRS
VIRTUAL JOB FAIRS & JOB BOARD
Champions of Diversity
EVENTS
NATIONAL URBAN LEAGUE CONFERENCE
2019
TechConnect
RECENT POSTS

Our Solution

We created a recruitment platform that combines job board and job fairs with a range of tools that help both job seekers & recruiters interact virtually.



Job Seekers

prefer virtual career fairs



Benefits of going Virtual

1. *Highly targeted*
2. *Provides inside track to jobs*
3. *Reduces visual bias*
4. *No travel required*

Employers

save money on recruiting

1. Host virtual events
2. Avoid expensive conferences
3. Reduce travel budgets
4. Completely scalable



HR Managers save $4,129 to source, recruit, & staff every new hire

Business Model

Corporate Subscription

Revenue

Audited Financials Available Here

Monthly:	$2,500
Quarterly:	$4,500
Bi-Annual:	$7,000
Annual:	$9,000

Exhibitor Booth	$650
Virtual Event:	$2,500

	Jan - Dec 2018	Jan - Dec 2017 (PY)	% Change
Income			
Agency Services	250.51		
Event Hosting Services	4,514.38	1,510.08	198.95%
Event Package Subscriptions	349,745.03	286,681.36	22.00%
Exhibitor Sales	69,700.34	30,266.97	130.29%
Sales of Product Income	0.43	18,737.72	-100.00%
Total Income	$ 424,210.69	$ 337,196.13	25.81%
Cost of Goods Sold			
Total Cost of Goods Sold	$ 20,846.44	$ 22,507.97	-7.38%
Gross Profit	$ 403,364.25	$ 314,688.16	28.18%
Expenses			
Total Expenses	$ 295,024.05	$ 148,046.61	99.28%
Net Operating Income	$ 108,340.20	$ 166,641.55	-34.99%
Net Income	$ 108,340.20	$ 166,641.55	-34.99%


CAREERTOWN



$12 Billion Industry

HR Recruiting & Software Worldwide

HR Managers spend $4,129 to source, recruit, & staff every new hire

Competitive Advantage



Automated service



Faster Acquisition



Global AI Sourcing

	Career Town	Vfairs.com	InXpo	VCopious
Cloud-Based Platform	✔	✔	✔	✔
Dedicated Virtual Career Fair Feature Set	✔	✔		
Interactive Chat Between Recruiter & Candidate	✔	✔	✔	✔
Matching Algorithm to Match Candidates with Career Opportunities	✔			
On-Demand Ability to White Label Career Fair	✔			
Specialized Online Recruitment Tools for HR Recruiters	✔			
Automatic White Label Event Pages	✔			
Average Monthly Event Hosting Cost	$2,500	Does Not Offer	$10,000	$18,000



Strategy: Open the Candidate Pipeline

Artificially Intelligent Sourcing

We're integrating Arya's AI & Machine Learning tools into Careertown's software to:

- Increase multi-channel sourcing
- Track behavioral patterns
- Monitor candidate engagement
- Predict potential moves

More candidates brings more corporate recruiters!

ARYA™ BY LEOFORCE



Ask: $1,070,000

Use of Proceeds

- Platform Development (Leoforce ARYA)
- Sales Team Dev
- Sales Administration
- Application Marketing & Promotion
- Working Capital



Timeline

- *Oct '19: Launch Reg CF*
- *Nov '19: Tech Upgrade*
- *Jan '20: Automate Engagement*
- *March '20: AI Retention*
- *Spring '20: Launch*

The Team



Kevin Hiser
Chief Technical Officer



David Douglass
Sales Director



Dan Green
Marketing Director





Orville Lynch, Jr.
CEO

Letter from the CEO

Dear Friends,

When I started Champions of Diversity, I knew I was onto something special. Minority & women candidates are underserved, and corporations have been eager to solve the hiring gap. We make it possible for both of them to come together virtually.

Our numbers speak for themselves. Two profitable years, and 25% YoY growth. We're already on track to eclipse $500K in revenues in 2019.

Now, we have a vision to take the company to another level and with even stronger AI technology for the future. We want to include every single person who believes in the power of diversity!

Thank you,

Orville Lynch, Jr

Bonus Rewards

We've partnered with In the Number Brands, an apparel company with a strong diversity-driven cause. They dedicate 51% of their profits to charitable causes that benefit Education, Disaster Relief, Health, & Human Rights. So, when you invest in us, we're going to send you gift that makes a difference!

InTheNumber®

+$100 Investment


IN THE NUMBER

($15 value)

+$200 Investment



($20 value)

+$300 Investment



($25 value)

+$400 Investment


InTheNumber
WE STAND

($30 value)

+$500 Investment



($45 value)

+$600 Investment



($55 value)

+$700 Investment



($65 value)

+$800 Investment



($70 value)

The Investment Terms

Reg CF

All Investors

Champions of Diversity Media, Inc is offering common equity in the company. By investing in the company, you're expecting we'll increase the company worth beyond the valuation below.

Post-Money Valuation:	$40,000,000
Minimum Investment:	$20 / share
Raise Target:	$10,000 & up to $1,070,000
Rights:	CEO is proxy decision maker

Invest Now

Before investing, please review the full terms of the equity agreement. As a shareholder, you should expect to hold them for the long-term, because your investment is not liquid until the company is either acquired or conducts an IPO.

If you have any questions, please post them to the Comments Section tab above.

Reg D (506C)

Accredited Investors Only

Champions of Diversity Media, Inc is offering preferred equity in the company, however you must be an accredited investor. to participate. By investing in the company, you're expecting we'll increase the company worth beyond the valuation below.

Post-Money Valuation:

Minimum Investment:

Raise Target:

Rights:

Click to View
(must be accredited)

Before investing, please review the full terms of the equity agreement. As a shareholder, you should expect to hold them for the long-term, because your investment is not liquid until the company is either acquired or conducts an IPO.

Champions of Diversity



Cancellation Policy

Like all campaigns on our platform, if NeatMEETS: The Travel Meet-ups App does not reach its funding goal, you will be notified via emails from both Wunderfund and the issuer and receive a full refund for your investment (minus any escrow operation fees with said issuer). For more information, please check out our risks and cancellation information in our FAQ.

Documents

Check out our Form C filed with the SEC for their important documents like financial statements, Directors, Officers, current shareholders with more than 20% of voting rights, and more.

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